SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

NATIONAL INTERSTATE CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Arthur J. Gonzales

Vice President, General Counsel and Secretary

3250 Interstate Drive

Richfield, Ohio 44286-9000

(303) 659-8900

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Anthony E. Kuhel, Jr.

Thomas A. Aldrich

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2014 by National Interstate Corporation, an Ohio corporation (as amended or supplemented from time to time, including as amended by this Amendment No. 3, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

1

Item 4.	The Solicitation or Recommendation

(a) The following is added immediately before the discussion of the board meeting held on February 17, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

On February 17, 2014, the board of directors received the management five year financial projections for the Company, consisting of projected financial statements for 2014-2018, including projected profit and loss statements, projected balance sheets and projected required capital. The projections had also been provided to Duff & Phelps in connection with its analysis of the Initial Offer Price. The projections assumed organic growth in Gross Premiums Written of 9.5% in 2014 and 10.0% in each of 2015-2018, retention ratio (Net Premiums Written/Gross Premiums Written) of 83.6% in 2014 and 85.0% in each of 2015-2018, and Loss Ratio of 72.8% in 2014 and 72.0% in each of 2015-2018. The projections, including for 2014, do not consider favorable or unfavorable development from prior years loss reserves. The projections are attached as Annex A to this Statement and are incorporated herein by reference.

In addition, in connection with the consideration of a potential acquisition by the Company in January 2014 unrelated to the offer, management of the Company prepared certain initial five year (2014-2018) financial projections that were shared, in the ordinary course, with senior executives of the Purchaser and AFG solely in connection with the consideration of such potential acquisition by the Company. The Company did not ultimately pursue the potential acquisition. The projections assumed organic growth in Gross Premiums Written of 10.2% in 2014, 12.9% in 2015, 13.0% in 2016, and 12.0% in each of 2017 and 2018, retention ratio (Net Premiums Written/Gross Premiums Written) of 83.6% in 2014 and 85.0% in each of 2015-2018, and Loss Ratio of 73.0% in 2014 and 72.0% in each of 2015-2018. The projections, including for 2014, do not consider favorable or unfavorable development from prior years loss reserves. The projections are attached as Annex B to this Statement and are incorporated herein by reference.

Starting with 2015, projections for every year have higher potential variability than projections for a preceding year because projections for succeeding years reflect the assumption that projections for preceding years have been realized. The projections were not prepared for the purpose of evaluating the offer; rather they were prepared and utilized for purposes of internal management analysis. The projections contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Please see “Certain Forward-Looking Statements” for more information and the first page of Annex A for additional disclosures specifically related to the projections.

Certain Forward-Looking Statements

This Statement contains and incorporates by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. There is no assurance that the Company’s expectations reflected in such forward-looking statements will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

2

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL INTERSTATE CORPORATION

By:	/S/ ARTHUR J. GONZALES
Name:	Arthur J. Gonzales
Title:	Vice President, General Counsel and Secretary

Dated: March 11, 2014

Annex A

National Interstate Corporation

Financial 4.0 – Projected Financial Statements

These projections are only utilized in management analysis for M&A valuation models and excess capital forecasts and as such have not been presented to or approved by our Board of Directors.

Disclaimers:

•	The 2014 projections are based upon a detailed product, investment and cost center expense budget process and have been vetted by management and approved by the Board of Directors.

•	The 2015-2018 projections are estimates only and have not been prepared at a detailed product, investment or cost center ground up level. Such projections do not anticipate any material economic, insurance industry or National Interstate Corporation specific changes including, but not limited to, the following:

•	Insurance regulatory or market changes

•	Loss of any material customers or sale of any existing businesses

•	Acquisition growth or costs

•	Volatility in investment markets

•	Change in business mix or niche focus

NATL Projections	Income Statement
Projected Profit and Loss Statements
GAAP Basis Income Statements (000’s)

	NATL
	2012	2013	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018
Gross Premiums Written - organic	$573,470	$631,993	$691,855	$761,040	$837,144	$920,858	$1,012,944
Gross Premiums Written - M&A	—	—	—	—	—	—	—

Total gross premiums written	573,470	631,993	691,855	761,040	837,144	920,858	1,012,944
Net Premiums Written	$492,215	$537,604	$578,724	$646,884	$711,572	$782,730	$861,003

Net Premiums Earned	$458,049	$525,710	$551,239	$612,804	$679,228	$747,151	$821,866
Net Investment Income	34,927	33,377	36,145	44,887	52,391	61,583	72,022
Realized G/L	6,219	6,536	5,738	6,180	6,744	7,441	8,293
Other Income	3,278	3,275	2,549	3,805	4,186	4,604	5,065

Total Revenues	502,474	568,899	595,671	667,677	742,548	820,779	907,246

Losses and loss adjustment expenses	341,008	429,556	401,391	441,219	489,044	537,949	591,744
Commissions	38,419	36,805	39,348	45,282	49,810	54,791	60,270
Premium taxes	12,677	13,155	15,079	16,587	18,246	20,070	22,077
Assessments	4,279	5,019	5,378	5,916	6,507	7,158	7,874
Other operating and general expenses	54,336	54,687	62,042	66,635	74,887	82,375	90,613
Change in DPAC	(644)	2,221	(3,073)	(1,926)	(2,626)	(2,889)	(3,178)

Total Expenses	450,076	541,444	520,166	573,713	635,868	699,455	769,400

Interest expense - debt	616	706	560	590	620	650	680
Interest on funds held	3,953	5,057	4,886	6,068	7,082	8,325	9,567

Total interest expense	4,569	5,763	5,446	6,658	7,702	8,975	10,247

Income before income taxes	47,829	21,692	70,060	87,306	98,978	112,349	127,598
Provision for income taxes	13,535	4,119	21,018	27,501	31,178	35,390	40,193

Net income	$34,294	$17,573	$49,042	$59,804	$67,800	$76,959	$87,405

Loss and LAE Ratio (% of NEP)	74.4%	81.7%	72.8%	72.0%	72.0%	72.0%	72.0%
Expense Ratio (% of NEP)	23.1%	20.7%	21.1%	21.0%	21.0%	21.0%	21.0%

Combined Ratio	97.5%	102.4%	93.9%	93.0%	93.0%	93.0%	93.0%

NATL Projections	Balance Sheet
Projected Balance Sheets
GAAP Basis Balance Sheets (000’s)

	2012	2013	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018
Assets
Investments	$1,054,792	$1,074,528	$1,194,177	$1,286,204	$1,403,503	$1,548,517	$1,725,995
Accrued Investment	8,937	8,644	9,398	11,671	13,622	16,012	18,726
Premium Receivable	215,690	246,756	242,149	266,364	293,000	322,300	344,401
Reinsurance Recoverable	174,345	169,210	209,826	219,414	234,776	255,897	280,636
Prepaid reinsurance premiums	32,570	37,867	46,660	51,772	56,624	61,960	67,831
DPAC	25,246	23,025	26,098	28,024	30,650	33,539	36,716
Deferred taxes	19,883	25,826	30,508	32,399	34,871	38,049	41,707
Fixed Assets	24,539	24,753	34,593	38,052	41,857	46,043	50,647
Intangible assets	8,355	8,073	7,791	7,509	7,227	6,945	6,663
Other Assets	5,866	6,067	8,681	9,703	10,674	11,741	12,915

Total Assets	$1,570,224	$1,624,749	$1,809,880	$1,951,112	$2,126,804	$2,341,003	$2,586,237

Liabilities
Unearned Premiums	$266,126	283,582	$311,067	$345,147	$377,491	$413,069	$452,206
Gross Reserves	775,305	803,782	909,246	950,794	1,017,362	1,108,885	1,216,089
Long-term debt	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Amounts withheld	67,002	82,821	90,666	99,733	109,706	120,677	132,744
Reinsurance balances payable	19,473	26,317	26,586	26,827	29,509	32,460	35,706
Accounts payable and other liabilities	59,058	43,616	47,748	52,522	57,775	63,552	69,907
Commission payable and assessments	17,316	20,346	20,756	22,831	25,114	27,626	30,388

Total Liabilities	$1,216,279	$1,272,464	$1,418,068	$1,509,854	$1,628,957	$1,778,269	$1,949,041

Equity
Total Capital	$81,328	$70,767	$70,767	$70,767	$70,767	$70,767	$70,767
Retained Earnings	272,618	281,518	321,046	370,491	427,080	491,967	566,430

Total Equity	$353,946	$352,285	$391,812	$441,258	$497,847	$562,733	$637,197

Total Liabilities and Equity	$1,570,224	$1,624,749	$1,809,880	$1,951,112	$2,126,804	$2,341,003	$2,586,237

GAAP Net Income	34,294	17,573	49,042	59,804	67,800	76,959	87,405
Average Equity	351,422	353,115	372,049	416,535	469,552	530,290	599,965
GAAP ROE	9.76%	4.98%	13.18%	14.36%	14.44%	14.51%	14.57%

NATL Projections	BCAR - Excess Capital Calculation
Projected Required Capital
BCAR Model

	NATL
	2012	2013	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018
Net Premiums Written
NPW	$492,215	$537,604	$578,724	$646,884	$711,572	$782,730	$861,003
Capital Factor	0.2780	0.2760	0.2760	0.2760	0.2760	0.2760	0.2760
Growth Factor	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Diversification Factor	0.8100	0.8100	0.8100	0.8100	0.8100	0.8100	0.8100

BCAR Requirement	110,837	120,187	129,380	144,617	159,079	174,987	192,486

Reserve Risk
Reserves	$600,960	$647,511	$700,080	$731,380	$782,586	$852,989	$935,453
Deficiency Factor	1.0050	1.0040	1.0040	1.0040	1.0040	1.0040	1.0040
Discount Factor	0.9280	0.9290	0.9290	0.9290	0.9290	0.9290	0.9290
Capital Factor	0.2900	0.2870	0.2870	0.2870	0.2870	0.2870	0.2870
Growth Factor	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Diversification Factor	0.8400	0.8300	0.8300	0.8300	0.8300	0.8300	0.8300

BCAR Requirement	136,533	143,865	155,545	162,500	173,877	189,519	207,841

Investment Risk
Investments Subject to Charge	$1,054,792	$1,074,528	$1,194,177	$1,286,204	$1,403,503	$1,548,517	$1,725,995
Investment Asset Risk Factor	0.0405	0.0405	0.0360	0.0360	0.0360	0.0360	0.0360
	0.0030	0.0030	0.0030	0.0030	0.0030	0.0030	0.0030
Spread of Risk Factor	1.1850	1.1850	1.1850	1.1850	1.1850	1.1850	1.1850

BCAR Requirement	50,622	51,569	50,944	54,869	59,873	66,060	73,631
	12,816	13,056	12,897	13,891	15,158	16,724	18,641
	29,903	30,463	30,093	32,412	35,368	39,023	43,495
	7,903	8,051	7,953	8,566	9,347	10,313	11,495

Business Risk
Risk	$927	$953	$953	$953	$953	$953	$953

Credit Risk
Premiums Receivable	$215,690	$246,756	$242,149	$266,364	$293,000	$322,300	$344,401
Accrued Investment Income	8,937	8,644	9,398	11,671	13,622	16,012	18,726
Other Assets	5,866	6,067	8,681	9,703	10,674	11,741	12,915
Reinsurance Recoverable	174,345	169,210	209,826	219,414	234,776	255,897	280,636
Asset Risk Factor	0.0540	0.0780	0.0740	0.0740	0.0740	0.0740	0.0740

BCAR Requirement	21,861	33,593	34,784	37,529	40,853	44,840	48,594
Gross Required Capital (NRC)	320,780	350,167	371,606	400,469	434,636	476,359	523,505
Less: Covariance Adjustment	132,048	145,002	151,372	164,059	178,643	196,211	216,120
Net Required Capital (NRC)	188,732	205,165	220,234	236,410	255,993	280,149	307,385

Adjusted Policyholder Surplus (APHS)	330,281	359,038	385,409	413,717	447,987	490,260	537,924

BCAR Ratio	1.75	1.75	1.75	1.75	1.75	1.75	1.75

GAAP Net Income	34,294	17,573	49,042	59,804	67,800	76,959	87,405
DAC Net of Tax	(418)	1,444	(1,997)	(1,252)	(1,707)	(1,878)	(2,065)
Other (incl Equity changes)	2,206	4,706	(2,163)	0	0	0	0
Amortization of STAT goodwill Net of Tax	0	0	0	0	0	0	0

STAT Net Income	36,082	23,723	44,882	58,552	66,093	75,082	85,339

BOY STAT Retained Earnings	293,614	339,728	354,166	396,197	446,865	504,137	571,868
UPR Equity (net of tax)	22,528	1,005	3,532	2,944	2,243	3,194	4,503
Loss Reserve Equity	29,713	3,442	2,598	171	935	2,455	3,801
Assets Equity (net of tax)	19,788	(3,731)	1,020	0	0	0	0
Potenial CAT Loss	(1,997)	0	0	0	0	0	0
STAT Net Income (Equity changes)	36,082	23,723	44,882	58,552	66,093	75,082	85,339
Dividends	(60,000)	(10,000)	(10,000)	(11,000)	(12,000)	(13,000)	(14,000)

EOY STAT Retained Earnings	339,728	354,166	396,197	446,865	504,137	571,868	651,511

Excess Capital (A+)	9,447	(4,872)	10,788	33,147	56,149	81,608	113,587
Excess Capital (A)	37,757	25,903	43,823	68,609	94,548	123,630	159,695

NATL Projections Projected Profit and Loss Statements GAAP Basis Income Statements (000’s)	Annex B National Interstate Corporation

	2012	Estimated 2013	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018	5 Yr Combined
Gross Premiums Written—organic	$573,470	$636,968	$702,193	$792,425	$895,678	$1,003,159	$1,123,538	$5,153,960
Gross Premiums Written—M&A	—	—	—	—	—	—	—	—

Total gross premiums written	573,470	636,968	702,193	792,425	895,678	1,003,159	1,123,538	5,153,960

Net Premiums Written	$492,215	$539,435	$587,181	$673,561	$761,326	$852,685	$955,007	$4,369,196

Net Premiums Earned	$458,049	$523,615	$563,308	$630,371	$717,444	$807,006	$903,846	$4,145,590
Net Investment Income	34,927	32,787	36,145	52,905	63,314	74,598	86,205	345,954
Realized G/L	6,219	6,808	5,738	6,190	6,737	7,481	8,402	41,357
Other Income	3,278	3,262	2,547	3,962	4,478	5,016	5,618	24,883

Total Revenues	502,473	566,472	607,738	693,428	791,973	894,100	1,004,072	4,557,783

Losses and loss adjustment expenses	341,008	424,927	411,215	453,867	516,559	581,044	650,769	3,038,382
Commissions	38,419	37,673	39,869	47,149	53,293	59,688	66,851	304,523
Premium taxes	12,677	13,632	15,312	17,280	19,531	21,875	24,500	112,130
Assessments	4,279	5,176	5,465	6,167	6,971	7,807	8,744	40,329
Other operating and general expenses	54,336	55,523	62,660	68,583	79,077	89,000	99,680	454,523
Change in DPAC	(644)	1,222	(2,802)	(2,839)	(3,730)	(3,883)	(4,349)	(16,381)

Total Expenses	450,075	538,153	531,718	590,207	671,701	755,531	846,195	3,933,505

Interest expense—debt	616	538	560	324	354	384	414	2,574
Interest on funds held	3,953	4,880	4,886	7,151	8,559	10,084	11,653	47,213

Total interest expense	4,569	5,418	5,446	7,475	8,913	10,468	12,067	49,787

Income before income taxes	47,829	22,902	70,574	95,745	111,360	128,101	145,810	574,492
Provision for income taxes	13,535	4,924	21,172	30,160	35,078	40,352	45,930	177,616

Net income	$34,294	$17,978	$49,401	$65,585	$76,281	$87,749	$99,880	$396,875

Loss and LAE Ratio (% of NEP)	74.4%	81.2%	73.0%	72.0%	72.0%	72.0%	72.0%	73.3%
Expense Ratio (% of NEP)	23.1%	21.0%	20.9%	21.0%	21.0%	21.0%	21.0%	21.0%

Combined Ratio	97.5%	102.2%	93.9%	93.0%	93.0%	93.0%	93.0%	94.3%

NATL Projections

Projected Balance Sheets

GAAP Basis Balance Sheets (000’s)

	2012	Estimated 2013	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018
Assets
Investments	$1,054,792	$1,118,194	$1,206,288	$1,312,929	$1,457,876	$1,637,412	$1,845,588
Accrued Investment	8,937	10,164	11,205	16,400	19,627	23,125	26,724
Premium Receivable	215,690	222,939	245,768	277,349	313,487	351,106	393,238
Reinsurance Recoverable	174,345	199,284	211,215	222,836	242,536	269,511	301,160
Prepaid reinsurance premiums	32,570	42,292	45,873	52,351	58,934	65,786	73,460
DPAC	25,246	24,024	26,826	29,666	33,396	37,279	41,627
Deferred taxes	19,883	28,638	30,527	32,866	36,097	40,161	44,869
Fixed Assets	24,539	31,848	35,110	39,621	44,784	50,158	56,177
Intangible assets	8,355	8,073	7,791	7,509	7,227	6,945	6,663
Other Assets	5,866	8,092	8,808	10,103	11,420	12,790	14,325

Total Assets	$1,570,224	$1,693,549	$1,829,411	$2,001,631	$2,225,385	$2,494,273	$2,803,831

Liabilities
Unearned Premiums	$266,126	$281,946	$305,819	$349,009	$392,892	$438,571	$489,732
Gross Reserves	775,305	863,566	915,266	965,622	1,050,990	1,167,883	1,305,025
Long-term debt	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Amounts withheld	67,002	74,420	82,041	92,583	104,647	117,204	131,269
Reinsurance balances payable	19,473	22,920	27,028	27,933	31,573	35,361	39,605
Accounts payable and other liabilities	59,058	65,597	72,314	81,606	92,239	103,308	115,705
Commission payable and assessments	17,316	19,109	21,066	23,773	26,870	30,095	33,706

Total Liabilities	$1,216,279	$1,339,558	$1,435,533	$1,552,527	$1,711,211	$1,904,423	$2,127,043

Equity
Total Capital	$81,328	$74,237	$74,237	$74,237	$74,237	$74,237	$74,237
Retained Earnings	272,618	279,754	319,641	374,868	439,937	515,614	602,552

Total Equity	$353,946	$353,990	$393,878	$449,104	$514,174	$589,850	$676,789

Total Liabilities and Equity	$1,570,224	$1,693,549	$1,829,411	$2,001,631	$2,225,385	$2,494,273	$2,803,831

NATL Projections

Projected Required Capital

BCAR Model

	2012	2013	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018
Net Premiums Written
NPW	$492,215	$539,435	$587,181	$673,561	$761,326	$852,685	$955,007
Capital Factor	0.2780	0.2780	0.2780	0.2780	0.2780	0.2780	0.2780
Growth Factor	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Diversification Factor	0.8100	0.8100	0.8100	0.8100	0.8100	0.8100	0.8100

BCAR Requirement	110,837	121,470	132,221	151,672	171,435	192,008	215,049

Reserve Risk
Reserves	$600,960	$664,282	$704,051	$742,786	$808,454	$898,371	$1,003,866
Deficiency Factor	1.0050	1.0050	1.0050	1.0050	1.0050	1.0050	1.0050
Discount Factor	0.9280	0.9280	0.9280	0.9280	0.9280	0.9280	0.9280
Capital Factor	0.2900	0.2880	0.2880	0.2880	0.2880	0.2880	0.2880
Growth Factor	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Diversification Factor	0.8400	0.8300	0.8300	0.8300	0.8300	0.8300	0.8300

BCAR Requirement	136,533	148,094	156,960	165,596	180,235	200,281	223,800

Investment Risk
Investments Subject to Charge	$1,054,792	$1,118,194	$1,206,288	$1,312,929	$1,457,876	$1,637,412	$1,845,588
Investment Asset Risk Factor	0.0405	0.0400	0.0405	0.0405	0.0405	0.0405	0.0405
Spread of Risk Factor	1.1850	1.1850	1.1850	1.1850	1.1850	1.1850	1.1850

BCAR Requirement	50,622	53,002	57,893	63,011	69,967	78,583	88,574
	12,816	13,418	14,656	15,952	17,713	19,895	22,424
	29,903	31,309	34,198	37,222	41,331	46,421	52,322
	7,903	8,275	9,038	9,837	10,923	12,268	13,828
Credit Risk
Premiums Receivable	$215,690	$222,939	$245,768	$277,349	$313,487	$351,106	$393,238
Accrued Investment Income	8,937	10,164	11,205	16,400	19,627	23,125	26,724
Other Assets	5,866	8,092	8,808	10,103	11,420	12,790	14,325
Reinsurance Recoverable	174,345	199,284	211,215	222,836	242,536	269,511	301,160
Asset Risk Factor	0.0540	0.0540	0.0540	0.0540	0.0540	0.0540	0.0540

BCAR Requirement	21,861	23,786	25,758	28,441	31,702	35,453	39,714

Business Risk	927	927	927	927	927	927	927

Gross Required Capital (NRC)	320,780	347,279	373,759	409,647	454,267	507,252	568,064
Less: Covariance Adjustment	132,048	142,095	153,835	169,393	188,326	210,674	236,319
Net Required Capital (NRC)	188,732	205,184	219,924	240,254	265,941	296,578	331,745

Adjusted Policyholder Surplus (APHS)	330,281	359,072	384,867	420,444	465,397	519,012	580,554

BCAR Ratio	1.75	1.75	1.75	1.75	1.75	1.75	1.75

GAAP Net Income	34,294	17,978	49,401	65,585	76,281	87,749	99,880
DAC Net of Tax	(418)	794	(1,821)	(1,846)	(2,425)	(2,524)	(2,827)
Other (incl Equity changes)	2,206	848	(3,800)	0	0	0	0
Amortization of STAT goodwill Net of Tax	0	0	0	0	0	0	0

STAT Net Income	36,082	19,620	43,780	63,740	73,857	85,225	97,053

BOY STAT Retained Earnings	293,614	339,728	352,697	386,052	442,931	511,638	592,029
UPR Equity (net of tax)	22,528	1,053	803	4,064	4,820	5,017	5,619
Loss Reserve Equity	29,713	3,712	(228)	1,076	3,030	4,149	4,868
Assets Equity (net of tax)	19,788	(1,416)	0	0	0	0	0
Potential CAT Losses	(1,997)	0	0	0	0	0	0
STAT Net Income (Equity changes)	36,082	19,620	43,780	63,740	73,857	85,225	97,053
Dividends	(60,000)	(10,000)	(11,000)	(12,000)	(13,000)	(14,000)	(15,000)

EOY STAT Retained Earnings	339,728	352,697	386,052	442,931	511,638	592,029	684,569

Excess (Deficient) Capital A+ Level	9,447	(6,375)	1,185	22,487	46,241	73,017	104,015
Excess (Deficient) Capital A Level	37,757	24,402	34,174	58,525	86,132	117,504	153,777
LTIP		9,013	17,679	40,506	66,186	95,260	128,896